Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ABBY by GOGOTECH Inc.
2055 LIMESTONE RD STE 200-C,
WILMINGTON, DE 19808
https://abbychair.com/

Up to $617,999.72 in Common Stock at $0.52
Minimum Target Amount: $14,999.92

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: ABBY by GOGOTECH Inc.
> Address: 2055 LIMESTONE RD STE 200-C,, WILMINGTON, DE 19808
> State of Incorporation: DE
> Date Incorporated: September 02, 2021

Terms:

> Equity

Offering Minimum: $14,999.92 | 28,846 shares of Common Stock
Offering Maximum: $617,999.72 | 1,188,461 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.52
Minimum Investment Amount (per investor): $249.60

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives & Bonuses*


Time-Based Perks

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive 5% bonus shares

 Tier 2 Perk - Invest $1000+ and receive 7% bonus shares

Tier 3 Perk - Invest $5,000+ and receive 10% bonus shares

Tier 4 Perk - Invest $10,000+ and receive 12% bonus shares

Tier 5 Perk - Invest $25,000+ and receive 15% bonus shares+ 1 ABBY Basic Power Chair

Loyalty-Based Perks

Friends and Family - Existing ABBY investors receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.


The 10% StartEngine Venture Club Bonus


ABBY by GOGOTECH Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.52 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company's Business

ABBY by GOGOTECH Inc. was founded to democratize powered mobility by offering safe, advanced, and affordable power chairs. The company's anticipated initial product, the ABBY Smart Wheelchair, integrates a cutting-edge controller architecture with machine vision (cameras and sensors) for safety and IoT (cloud connectivity & apps) to extend family and caregiver reach. We believe ABBY is positioned as a long-overdue industry expansion, aiming to transform the traditional manual wheelchair format into a modern, motorized, connected device, priced affordably to significantly increase access to powered mobility globally.

ABBY by GOGOTECH Inc. is pre-revenue.

Company's Business Model

The Company anticipates future revenue to be obtained via two separate business models. The Company's primary business model is direct-to-consumer as an unregulated Personal Electric Vehicle. The Company has fully designed and developed the ABBY wheelchair product and it is ready for manufacturing. The Company is planning to utilize funds from this offering to enter the manufacturing and distribution stages. ABBY is not yet available for sale. The Company's secondary business model is B2B sales of ABBY as a Class II medical device through distributors. In order for the Company to launch this business model, the Company will need to submit for FDA 510(k) clearance. The Company has not yet submitted for FDA 510(k) review and has not yet received 510(k) clearance as a Class II medical device.

The company also plans to develop additional revenue streams through software subscriptions and technology licensing, leveraging its IoT and robotics capabilities. The supply chain includes a production-ready factory in Shenzhen, with a capacity of 300 units per month based on the work area for the assembly line and finished units, with room for potential expansion.

Corporate Structure

ABBY by GOGOTECH Inc. was formed as a Delaware C-Corp on September 2nd, 2021.

Intellectual Property

ABBY by GOGOTECH Inc. has filed five patent applications related to its Smart Wheelchair technology, covering aspects of industrial design and the smart controller, machine vision integration, and IoT connectivity. These patents are pending with the USPTO, reflecting the company's commitment to innovation and protecting its intellectual property. Additionally, ABBY has developed trade secrets and proprietary software critical to the operation and functionality of its products.

Competitors and Industry

Competitors

Dominant players in this industry include companies like Invacare, Permobil, Sunrise Medical, and Pride Mobility. ABBY's direct competitors include electric wheelchair & mobility scooter manufacturers. ABBY has the potential to differentiate itself by utilizing advanced features such as obstacle sensing and IoT integration at a competitive price point.

Manual wheelchairs are the most versatile chair format but are difficult to use independently, especially as we age. Power wheelchairs are heavy, expensive, outdated and need minivans with ramps to transport. Mobility scooters are inexpensive, but the 3-wheelers are dangerously unstable and anything with handlebar steering can't maneuver well indoors.

There is little differentiation between the major brands power chairs and the top three (Invacare, Permobil and Sunrise Medical) each sell "power add-on kits" that motorize manual wheelchairs priced between $5,000 and $8,000 (wheelchair not included). Developed as a turnkey solution without kit complexity (mounting brackets, etc.), with comparable or better performance & features, and with initial expected pricing below $4,000, we believe ABBY can enter the market positioned for both mass-adoption in developing countries and with a distinct competitive advantage in developed country markets.

Industry Analysis

The global wheelchair market was valued at $10 billion in 2023 and is projected to reach nearly $15 billion by 2030, growing at a CAGR of almost 7%.

Current Stage and Roadmap

Current Stage

ABBY's production-ready initial hardware and basic controller software version has been extensively field tested by pilot users. FDA 510K testing for premarket notification is expected to begin by December 2024 and complete in early 2025.

ABBY has garnered significant consumer interest, evidenced by over 1,300 email waitlist subscribers. We believe the company is now ready to build out its senior and operations teams, start production, soft launch at industry events and commence DTC and B2B marketing and sales following FDA clearance in early 2025.

Road Map

Anticipated Future Milestones:

• US FDA 510K pre-market submission and clearance for our B2B business line

• Key hires: Senior & US team

• Grow e-commerce & distributor channels

• Scale production capacity in Shenzhen

• CE (EU) MDR & ISO 13485 QMS

• Advanced features roadmap

• Mobile app & subscriptions

We believe ABBY by GOGOTECH Inc. has the potential to make significant strides in the assistive mobility device industry, driven by innovation, affordability, and a commitment to enhancing the quality of life for individuals with reduced mobility.

The Team

Officers and Directors

Name: John DeBenedette

John DeBenedette's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director, Officer, Executive, Principal Securities Holder, and Principal Financial Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: Overseeing all departmental operations, leading the strategic direction of the company, and managing day-to-day activities. John has taken ABBY from idea to launch readiness and leads a lean but uniquely qualified team that is mission-driven to democratize powered mobility, addressing the massive global unmet need for safe, advanced & affordable assistive mobility technology. Salary: John will increase his salary only when the business is generating revenue on a growth trajectory. Equity compensation: John is the largest shareholder. He has received a 36,000 per year salary since summer 2023

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational products or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the

Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John DeBenedette	6,700,000	Common Stock	58.11%
Dr. Clarence Tan	3,300,000	Common Stock	28.62%

The Company's Securities

The Company has authorized Common Stock, ABBY by GOGOTECH - JAMP Convertible Promissory Note, ABBY by GOGOTECH - Eighth Dimension LLC Convertible Promissory Note, ABBY by GOGOTECH - WEBB Convertible Promissory Note, ABBY by GOGOTECH - STATON Convertible Promissory Note, ABBY by GOGOTECH - Techstars Convertible Promissory Note, SAFE - Brent D. Staton, SAFE - Markus Boser, SAFE - WeFunder (Contract 1347, Nicholas Tommarello), SAFE - WeFunder (Contract 1282, Nicholas Tommarello), SAFE - WeFunder (Contract 1801, Early Bird SAFE), SAFE - WeFunder (Contract 1881, Early Bird SAFE), SAFE - WeFunder (Contract 2025, Early Bird SAFE), ABBY by GOGOTECH - Edward Beards Convertible Note, and ABBY by GOGOTECH - Christopher Westcott Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,188,461 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 11,529,370 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

ABBY by GOGOTECH - JAMP Convertible Promissory Note

The security will convert into equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - JAMP Convertible Promissory Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - JAMP Convertible Promissory Note.

ABBY by GOGOTECH - Eighth Dimension LLC Convertible Promissory Note

The security will convert into Equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - Eighth Dimension LLC Convertible Promissory Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: July 14, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - Eighth Dimension LLC Convertible Promissory Note.

ABBY by GOGOTECH - WEBB Convertible Promissory Note

The security will convert into Equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - WEBB Convertible Promissory Note are outlined below:

Amount outstanding: $12,500.00
Maturity Date: February 01, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - WEBB Convertible Promissory Note.

ABBY by GOGOTECH - STATON Convertible Promissory Note

The security will convert into Equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - STATON Convertible Promissory Note are outlined below:

Amount outstanding: $12,500.00
Maturity Date: February 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - STATON Convertible Promissory Note.

ABBY by GOGOTECH - Techstars Convertible Promissory Note

The security will convert into Equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - Techstars Convertible Promissory Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 12, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - Techstars Convertible Promissory Note.

SAFE - Brent D. Staton

The security will convert into N/a and the terms of the SAFE - Brent D. Staton are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - Brent D. Staton.

SAFE - Markus Boser

The security will convert into N/a and the terms of the SAFE - Markus Boser are outlined below:

Amount outstanding: $32,900.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - Markus Boser.

SAFE - WeFunder (Contract 1347, Nicholas Tommarello)

The security will convert into N/a and the terms of the SAFE - WeFunder (Contract 1347, Nicholas Tommarello) are outlined below:

Amount outstanding: $250.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - WeFunder (Contract 1347, Nicholas Tommarello).

SAFE - WeFunder (Contract 1282, Nicholas Tommarello)

The security will convert into N/a and the terms of the SAFE - WeFunder (Contract 1282, Nicholas Tommarello) are outlined below:

Amount outstanding: $94,650.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - WeFunder (Contract 1282, Nicholas Tommarello).

SAFE - WeFunder (Contract 1801, Early Bird SAFE)

The security will convert into N/a and the terms of the SAFE - WeFunder (Contract 1801, Early Bird SAFE) are outlined below:

Amount outstanding: $16,775.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - WeFunder (Contract 1801, Early Bird SAFE).

SAFE - WeFunder (Contract 1881, Early Bird SAFE)

The security will convert into 28,000 and the terms of the SAFE - WeFunder (Contract 1881, Early Bird SAFE) are outlined below:

Amount outstanding: $28,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - WeFunder (Contract 1881, Early Bird SAFE).

SAFE - WeFunder (Contract 2025, Early Bird SAFE)

The security will convert into N/a and the terms of the SAFE - WeFunder (Contract 2025, Early Bird SAFE) are outlined below:

Amount outstanding: $19,551.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

There are no material rights associated with SAFE - WeFunder (Contract 2025, Early Bird SAFE).

ABBY by GOGOTECH - Edward Beards Convertible Note

The security will convert into Equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - Edward Beards Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 29, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - Edward Beards Convertible Note.

ABBY by GOGOTECH - Christopher Westcott Convertible Note

The security will convert into Equity securities sold in a qualified financing and the terms of the ABBY by GOGOTECH - Christopher Westcott Convertible Note are outlined below:

Amount outstanding: $5,000.00
Maturity Date: September 28, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing or Change of Control

Material Rights

There are no material rights associated with ABBY by GOGOTECH - Christopher Westcott Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: General operations
  Date: May 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $115.00
  Number of Securities Sold: 11,529,370
  Use of proceeds: General operations
  Date: September 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $57,900.00
  Use of proceeds: General operations
  Date: September 22, 2022
  Offering exemption relied upon: 506(c)

- Type of security sold: SAFE
  Final amount sold: $198,406.00
  Use of proceeds: General operations
  Date: March 01, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: General operations
  Date: July 01, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: General operations
  Date: February 01, 2024
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on our current burn rate and available capital, we can operate the business for approximately 3-4 months without generating revenue.

Foreseeable major expenses based on projections:

Major expenses will include salaries, rent and lease payments, R&D costs, marketing and advertising expenses, and general administrative expenses.

Future operational challenges:

Future operational challenges may include scaling production to meet demand, ensuring supply chain stability, managing increased operational complexity, and maintaining quality control as we expand. We plan to add professional staff with the expertise in these areas.

Future challenges related to capital resources:

Challenges related to capital resources include securing additional funding to support growth, managing cash flow to ensure liquidity, and balancing the need for investment in R&D and marketing with available capital.

Future milestones and events:

Key milestones and events that will impact the company include obtaining FDA 510K clearance, launching our product to the market, securing significant pre-orders and sales, expanding production capacity, and achieving profitability. Additionally, hitting interim fundraising goals and attracting strategic investors will be crucial for our growth trajectory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2024, the Company has capital resources available in the form of $18,828.42 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our FDA 510K pre-market clearance and initial US go-to-market strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a significant portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $7,800 for expenses related to salaries, inventory, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $7,800 for expenses related to salaries, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not secured additional future sources of capital, but we are contemplating future capital raises.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $150,000.00
  Interest Rate: 5.0%
  Maturity Date: May 01, 2025
  20% discount rate; $8M cap

- Creditor: Convertible Note
  Amount Owed: $50,000.00

Interest Rate: 5.0%
Maturity Date: July 14, 2026
20% discount rate; $6M cap

- Creditor: Convertible Note
  Amount Owed: $12,500.00
  Interest Rate: 5.0%
  Maturity Date: February 01, 2026
  20% discount rate; $6M cap.

- Creditor: Convertible Note
  Amount Owed: $12,500.00
  Interest Rate: 5.0%
  Maturity Date: February 01, 2025
  20% discount rate; $6M cap.

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: November 12, 2023
  20% discount rate; $3M cap.

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 5.0%
  Maturity Date: April 29, 2026
  20% discount rate; $6M cap.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,995,272.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has zero preferred stock authorized or outstanding; (ii) there are zero outstanding options or warrants with a right to acquire shares; and (iii) there are zero shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $355,000 in Convertible Notes and $256,306 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,999.72, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  2.0%
  We will use 2.0% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  30.0%
  We will use 30% of the funds raised to manufacture inventory for ABBY in preparation for the product launch.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for the senior team and U.S. operations, including the following roles: Embedded Systems & Robotics Developer, Warehouse & Fulfillment, Customer & Warranty Service. Wages will be commensurate with training, experience, and position.

- Marketing your StartEngine Raise:
  1.5%
  We will use 1.5% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  10.0%
  We will use 10% of the funds to develop and implement comprehensive marketing strategies to create brand awareness and drive sales. This includes creative, paid digital, email & social campaigns, PR, trade shows, and other promotions.

- Working Capital
  30.0%
  We will use 30% of the funds for operational infrastructure. This includes a QMS system for FDA post-market monitoring, cloud CRM & ERP, 3rd party lab testing for FDA 510K. Additionally, funds will be allocated for office & warehouse space, utilities, and other operational expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://abbychair.com/ (https://gogotech.co/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/abby-by-gogotech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ABBY by GOGOTECH Inc.

[See attached]

ABBY by GOGOTECH, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023, 2022, & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ABBY by GOGOTECH, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023, 2022, and 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 19, 2024
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,		
	2023	2022	2021
ASSETS			
Current Assets			
Cash and Cash Equivalents	7,117	1,126	110,447
Total Current Assets	7,117	1,126	110,447
Non-current Assets			
Equipment, net of Accumulated Depreciation	150,579	152,159	57,448
Total Non-Current Assets	150,579	152,159	57,448
TOTAL ASSETS	157,696	153,285	167,895
LIABILITIES AND EQUITY			
Long-term Liabilities			
Convertible Notes	329,970	250,000	100,000
Future Equity Obligations	266,660	154,983	20,000
Accrued Interest	21,753	8,420	671
Total Long-Term Liabilities	618,383	413,403	120,671
TOTAL LIABILITIES	618,383	413,403	120,671
EQUITY			
Common Stock	115	115	115
Additional Paid-in-Capital	99,885	99,885	99,885
Accumulated Deficit	(560,687)	(360,118)	(52,776)
Total Equity	(460,687)	(260,119)	47,223
TOTAL LIABILITIES AND EQUITY	157,696	153,285	167,895

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 9/2/21 (At Inception)	-	-	-	-	-
Issuance of Common Stock	11,529,370	115	99,885	-	100,000
Net Income (Loss)	-	-	-	(52,777)	(52,777)
Ending Balance 12/31/2021	11,529,370	115	99,885	(52,777)	47,223
Net Income (Loss)	-	-	-	(307,342)	(307,342)
Ending Balance 12/31/2022	11,529,370	115	99,885	(412,896)	(260,119)
Net Income (Loss)	-	-	-	(200,568)	(200,568)
Ending Balance 12/31/2023	11,529,370	115	99,885	(920,806)	(460,687)

Statement of Operations

	Year Ended December 31,		
	2023	2022	2021
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	29,940	26,702	-
General and Administrative	85,242	197,886	36,967
Research and Development	11,923	14,430	714
Rent and Lease	15,000	18,308	112
Depreciation Expense	49,080	40,380	14,362
Total Operating Expenses	191,185	297,707	52,155
Operating Income (loss)	(191,185)	(297,707)	(52,155)
Other Expenses			
Interest and Miscellaneous Other	13,333	10,229	671
Total Other Expenses	13,333	10,229	671
Other Income			
Other	3,950	594	50
Total Other Income	3,950	594	50
Provision for Income Tax	-	-	-
Net Income (loss)	(200,568)	(307,342)	(52,776)

Statement of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net Income (Loss)	(200,568)	(307,342)	(52,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	49,080	40,380	14,362
Accrued Interest	13,333	7,749	671
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	62,413	48,129	15,033
Net Cash provided by (used in) Operating Activities	(138,155)	(259,213)	(37,743)
INVESTING ACTIVITIES			
Equipment and Tooling	(47,500)	(135,091)	(71,810)
Net Cash provided by (used by) Investing Activities	(47,500)	(135,091)	(71,810)
FINANCING ACTIVITIES			
Common Stock	-	-	115
Additional Paid-in-Capital	-	-	99,885
Convertible Notes	79,970	150,000	100,000
Future Equity Obligation	111,676	134,983	20,000
Net Cash provided by (used in) Financing Activities	191,646	284,983	220,000
Cash at the beginning of period	1,126	110,447	-
Net Cash increase (decrease) for period	5,991	(109,321)	110,447
Cash at end of period	7,117	1,126	110,447

ABBY by GOGOTECH, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ABBY by GOGOTECH, Inc. ("the Company") was formed in Delaware on September 2nd, 2021. The company plans to earn revenue by selling our smart wheelchair, ABBY, along with accessories and spare parts, and software subscriptions, direct to consumers online through our website https://gogotech.co. ABBY is a new smart wheelchair for adults with reduced mobility. The Company's customers will be initially in the United States but eventually plan to sell worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	254,401	(103,822)	-	150,579
Grand Total	**-**	**254,401**	**(103,822)**	**-**	**150,579**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity dates in 2025. The notes are convertible into shares of the Company's common stock at an 80% discount during a change of control or qualified financing event. The notes contained pre-money valuation caps ranging from $3M-$8M.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation caps of the agreements entered were $6M – $10M.

Debt Principal Maturities 5 Years Subsequent to 2023	
Year	Amount
2024	-
2025	$329,970
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 30,000,000 common shares with a par value of $0.00001 per share. 11,529,370 common shares were issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 19, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF ABBY BY GOGOTECH INC.

Democratizing Powered Mobility

We believe everyone with reduced mobility should have access to safe, advanced, and affordable assistive technology. That's why we developed the ABBY smart wheelchair as a long-overdue expansion play aiming to make power chairs accessible to millions whose ...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



abby
Democratizing
Powered
Mobility
*The image above depicts ABBY's Smart Wheelchair, which has been fully developed for DTC sales as an unregulated Personal Electric Vehicle, but is not yet available for sale.

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$0.52 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$249.60	$6M

REASONS TO INVEST

Over 100M people need a wheelchair, but only 2M powered chairs were produced in 2021. By 2030, forecasts predict that this figure will more than double, but this still barely scratches the surface.

 We believe ABBY, our manual/power hybrid chair, is highly adaptable for mass adoption in developing countries & competitive in developed markets. Its dual-market potential can broaden its target audience and create revenue streams.

 With 5 patent applications pending, 40% of FDA 510k testing** complete, and promising feedback from the May 2023 Abilities Expo, we believe ABBY is well-positioned for market success.

*The Company anticipates future revenue to be obtained via two separate business models. The Company's primary business model is direct-to-consumer as an unregulated Personal Electric Vehicle. The Company has fully designed and developed the ABBY wheelchair product and it is ready for manufacturing. The Company is planning to utilize funds from this offering to enter the manufacturing and distribution stages. ABBY is not yet available for sale. The Company's secondary business model is B2B sales of ABBY as a Class II medical device through distributors. In order for the Company to launch this business model, the Company will need to submit for FDA 510(k) clearance. The Company has not yet submitted for FDA 510(k) review and has not yet received 510(k) clearance as a Class II medical device.

**The 40% completion percentage reflects the percentage of prerequisites that the Company must complete in order to submit for 510(k) review. 40% of these prerequisite testing requirements have been executed and passed via an outsourced testing project. These requirements are specific to the Company's B2B business line and will not hinder the Company from launching ABBY direct-to-consumer as an unregulated Personal Electric Vehicle.

TEAM



John DeBenedette • Founder, CEO, Director, Officer, Executive, Principal Securities Holder, and Principal Financial Officer

John is an experienced founder and a wheelchair user on/off himself since a 1985 accident. Prior to ABBY he was CTO then Chief Commercial Officer at INTTRA.com, a container shipping SaaS platform (acquired by E2Open in 2018). ABBY is his third ...

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Dr. Clarence Tan • Advisor

Dr. Clarence Tan, is a futurist, academic and angel investor. Clarence is a Global Ambassador/Board Advisor at OpenExO and was formerly APAC Ambassador for Singularity University. Adjunct Professor at Bond University & Griffith University, ...

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Wei Wen Jing • Engineer

Wei has over 20 years designing and manufacturing battery electric vehicles. Wei manages our supply chain, production & quality control processes in our Shenzhen operation....

Read More

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THE PITCH

Democratizing Powered Mobility



The image above depicts ABBY's Smart Wheelchair, which has been fully developed for DTC sales as an unregulated Personal Electric Vehicle, but is not yet available for sale.

At ABBY, we aim to revolutionize powered mobility, making it safe, advanced, and affordable for everyone, regardless of income or insurance. Our innovative Smart Wheelchair updates the traditional rear-wheel-drive chair with a cutting-edge controller architecture, integrating machine vision (cameras and sensors) for enhanced safety and IoT (cloud connectivity) to extend family and caregiver reach.

Our mission began with a commitment to using technology to help individuals with reduced mobility in our families and communities. We recognize that current electric wheelchairs are often prohibitively expensive and lack modern features. This realization fueled our passion for creating a more inclusive society through connected personal mobility solutions.

Our goal is to ensure that everyone with reduced mobility has access to safe, advanced, and affordable powered mobility products. Join Team ABBY in transforming personal mobility and making a positive impact on millions of lives worldwide.

THE PROBLEM & OUR SOLUTION

Democratizing Powered Mobility For a Global Market



Over 100M People Need A Wheelchair

only 2M powered chairs were produced in 2021

Source

Manual wheelchairs become increasingly difficult to use independently as people age. Add-on motor kits are expensive, and power wheelchairs are heavy, costly, and often require minivan transport. Mobility scooters, while more affordable, are unstable and challenging to maneuver indoors. High-tech solutions like stair-climbing chairs, exoskeletons, and Segway-type chairs can cost up to $50,000. As a result, the current healthcare model leaves most individuals reliant on manual wheelchairs.





Manual, Power, & Full Electric



Modular Battery






Camera's & Sensors


IOT, Cloud & Mobile App

The image above depicts ABBY's Smart Wheelchair, which has been fully developed for DTC sales as an unregulated Personal Electric Vehicle, but is not yet available for sale.

ABBY is a hybrid manual and power wheelchair designed for mass adoption in developing countries while remaining competitive in developed ones. Featuring a smart controller, machine vision, and IoT capabilities, we believe ABBY has the potential to open up opportunities for future software subscriptions and technology licensing. Priced below $4,000, with an even more affordable version planned for 2026, we aim to sell ABBY directly online and as a medical device through B2B channels. We believe ABBY is the long-overdue solution to democratize powered mobility, meeting the needs of millions of users left underserved by the current market.

THE MARKET & OUR TRACTION
ABBY's Competitive Edge in a Growing Market



Motorized Chairs
Globally Produced & Forecasted
1M units
2021
1M units
2021
1.6M units
2030
2.4M units
2030
Mobility Scooters
Powered Wheelchairs

Source

According to the Wheelchair Foundation and based on data from the Association for Community Living, 130 million people require a wheelchair due to a disability, and an additional 300 million individuals over 65 self-identify as having mobility impairments. The global powered mobility market, valued at $10 billion in 2023, is projected to reach nearly $15 billion by 2029, growing at a compound annual growth rate (CAGR) of almost 7% with production of scooters and power chairs more than doubling.[1]

We believe our mix of format, feature, and pricing, makes ABBY attractive when compared with any of the five premium-priced power-add-on kit direct competitors. Especially given that ABBY includes obstacle sensing and avoidance as a basic feature, whereas add-on solutions from competitors are priced between $1,800 and $5,000.

Unit Economic Targets Met in Demo Manufacturing	**40%** FDA 510 Pre-Market Ready*
10 Demo Chairs Manufactured	**300** Units/Month Expected Factory Capacity**
5 USPTO Patents Pending	**1,300+** Waitlist Email Subscribers

*40% of the prerequisites that the Company must complete in order to submit for 510(k) review have been executed and passed via an outsourcing testing project. These requirements are specific to the Company's B2B business line.

**While ABBY is production-ready for DTC sales, production and distribution have not yet commenced and ABBY is not yet available for sale. Production capacity is based on the work area for the assembly line and finished units, with room for potential expansion.

ABBY's hardware for DTC sales is production-ready, with all key components meeting testing targets. In just six weeks, our campaign generated dozens of pre-order deposits and attracted over 1,300 waitlist email subscribers, demonstrating a strong willingness among consumers to pay out of pocket for superior products. ABBY also received an enthusiastic response at the May 2023 Abilities Expo booth and highly positive feedback from our pilot users in the field. We have five patent applications pending and have completed 40% of the testing required for FDA 510(k) premarket submission. To date, we have raised $781,000.

Our supply chain and factory in Shenzhen are ready, with a capacity for 300 units per month based on area calculations and room to potentially expand.

WHY INVEST

Driving Innovation & Expansion



Invest Today

We believe everyone with reduced mobility should have access to safe, advanced and affordable assistive technology.

*The image above depicts ABBY's Smart Wheelchair, which has been fully developed for DTC sales as an unregulated Personal Electric Vehicle, but is not yet available for sale.

We plan to soft-launch at 2025 industry events and sell directly to consumers (DTC) online as a personal electric vehicle (EV). After obtaining FDA clearance, we plan to expand to business-to-business (B2B) medical device sales for customers with insurance. We'll ship full containers from our assembly factory in Shenzhen to a single U.S. combination warehouse, showroom, and service center and manage domestic order fulfillment, service, and support centrally.

We believe ABBY is poised for growth and innovation in the coming years. By leveraging our Smart Controller's native support for machine vision and IoT, we plan to create new revenue streams through software subscriptions and technology licensing opportunities. Our international expansion strategy targets CE MDR markets, broadening our global footprint. Additionally, we aim to penetrate emerging markets with a "no-frills" variant of ABBY priced below $2,000, making advanced-powered mobility accessible to a wider audience.

These strategic initiatives are designed to drive ABBY's mission to democratize mobility solutions and meet the diverse needs of users worldwide.

Invest in ABBY today and join us in transforming the wheelchair industry for all.

ABOUT

HEADQUARTERS

2055 LIMESTONE RD STE 200-C, WILMINGTON, DE 19808

WEBSITE

View Site ⬈

We believe everyone with reduced mobility should have access to safe, advanced, and affordable assistive technology. That's why we developed the ABBY smart wheelchair as a long-overdue expansion play aiming to make power chairs accessible to millions whose needs are unmet under the status quo. ABBY by GOGOTECH Inc. is pre-revenue and, while our DTC business model is gearing up for production and PEV sales, our B2B business model awaits FDA 510(k) clearance to start medical device distribution.*

TERMS

ABBY by GOGOTECH Inc.

Overview

PRICE PER SHARE
$0.52

VALUATION
$6M

DEADLINE ⓘ
Oct. 9, 2024 at 4:41 PM UTC

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$249.60

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,999.72

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
28,846

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED

1,188,461

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive 5% bonus shares

 Tier 2 Perk - Invest $1000+ and receive 7% bonus shares

Tier 3 Perk - Invest $5,000+ and receive 10% bonus shares

Tier 4 Perk - Invest $10,000+ and receive 12% bonus shares

Tier 5 Perk - Invest $25,000+ and receive 15% bonus shares+ 1 ABBY Basic Power Chair

Loyalty-Based Perks

Friends and Family - Existing ABBY investors receive 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

ABBY by GOGOTECH Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.52 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

Extreme Tech Challenge

Extreme Tech Startup Spotlight: Abby by GoGo Tech

[View Article]

Extreme Tech Challenge

2022 Global Finalist

[View Article]

TechStars

Techstars Future of Longevity Accelerator Announces Class of 2021

[View Article]

Extreme Tech Challenge

Harman Technology & Extreme Tech Challenge Announce Startup Challenge Winners

[View Article]

Pismo Ventures Startup Symposium

Pismo Ventures Startup Symposium Winner

[View Article]

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

John DeBenedette: "Right now, 130 million people on earth MUST HAVE a wheelchair and 300 million can use one. Sadly, only 10 million wheelchairs are produced annually, and less than half of these are motorized. You heard that right, by these numbers less than 1 in 60 people could even hope for a power chair. The short supply is due to the industry's choice to market power wheelchairs as high-priced medical devices to third-party insurance payers—and that makes them inaccessible to the majority of people who need them worldwide. Now the high prices might have been justified 40 years ago, but no longer, given the advances in lithium battery and motor technology. This old scarcity model is prime for disruption."

"That's why we're on a mission to change how this 9 billion-dollar industry rolls—making wheelchairs smarter, more affordable, and accessible to the people who need them worldwide. We expect Abby to crush the price of power wheelchairs—down from as high as $40,000 to below $4,000. And we have a sub $2,000 model on our future product roadmap."

"And we believe it's not just the pricing that has people spinning. Abby's technology redefines traditional wheelchair format—creating an all-inclusive, hybrid chair that enables users to switch between joystick control, power-assist control, or manual use, seamlessly. At just 75 pounds and with quick-release motors and footrest, ABBY folds in seconds for easy transport. Modular batteries let you carry a spare and recharge anywhere for a virtually unlimited range."

"What's more, our patented smart controller technology is being made in-house, which can allow for advanced features at a fraction of the cost when compared to competitors who use rigid third-party systems. So, we added machine vision cameras and sensors for obstacle avoidance to increase safety. And connectivity, which enables remote control and a whole range of assistive applications—to extend family and caregiver reach. We think these elements combine to give us a competitive edge and a really bright future and a significant competitive edge."

Dr. Stanton: "Throughout my career, I've seen patients with a range of mobility issues; in 2023, complications from COVID left me needing a wheelchair, too. ABBY's vision resonated with me—and when I tried their chair, I knew they were on to something. It's fast, transports easily, and rides like a dream. I know my colleagues will value the safety and reliability and will choose Abby for their patients."

John DeBenedette: "As an experienced founder and wheelchair user myself, I understand this market. Our supply chain factory in Shenzhen are up and running ready with a capacity of 300 units per month, and we're looking forward to working toward final FDA 501K clearance so Abby users can leverage their medical insurance. Are you ready to roll and bring mobility to millions? Invest in Abby today."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

ABBY Reg-CF Investor Update - October 2024

Oct 7, 2024

Announcements

In the first half of 2024 we filed five patents applications, developed our FDA 510K pre-market notification test plan with the vendor of choice and froze a stable base version of the controller software to ship with the first ABBY units. We've modified our original plan to sell demo chairs at Abilities Expos in the second half of this year to pursue our 2nd Reg-CF offering:

StartEngine.com is the largest equity crowdfunding platform with a community of 1.8 million registered investors*. Clarence and I are thrilled to report that ABBY was approved in July and the campaign goes live next week (another email will be sent as soon as the URL is live).


startengine.com/offering/abby-by-gogotech
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Democratizing Powered Mobility
We believe everyone with reduced mobility should have access to safe, advanced, and affordable assistive technology. That's why we developed the ABBY smart wheelchair as a long-overdue expansion play aiming to make power chairs accessible to millions whose ...
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<u>We need your help to reach StartEngine's 1.8 million investor email list*!</u>

The StartEngine investor community can easily fund ABBY's launch however we are only guaranteed a one-time email to the full community announcing the start of the campaign. Subsequent emails are tied to achieving financial and community support thresholds and this is where we need your help. The one we are focusing on is 100 investors in 30 days. As an incentive, we're using the largest (15%) bonus tier as a loyalty bonus for our existing investors (that means You!). Better still, this round will be equity shares rather than a SAFE or Convertible Note so there's a chance everyone converts. As our 2nd Regulation-CF raise, technically, we can raise up to $5M (only a Form C financial audit amendment would be required).

We're asking for your help at the minimum level (more if you can) to maximize the crowd effect so that this round gets ABBY over the fundraising finish line and into the market. The offering price per share is $0.52 with a minimum investment of $249.60 (for 500 shares, however the loyalty bonus means you'll get 575 shares, an effective price per share of $0.43).

We also ask that you share your support for ABBY with your professional network. I'll be sending a template for this next week once the page is live.

 JOHN DEBENEDETTE for [ABBY by GOGOTECH]

THANKS For Your Continued Support! John & Clarence

* includes users on StartEngine and SeedInvest, which StartEngine acquired the assets of. See

additional information here

** No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind